FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

April 3, 2023

Item 3. News Release

The news release was issued and disseminated via Stockwatch and Market News on April 6, 2023 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced it has entered into an investor relations agreement with Apollo Shareholder Relations Ltd. ("Apollo") dated April 3, 2023 to provide investor relations services. The investor relations agreement provides for a monthly fee of $15,000 CAD for an initial three-month term, continuing on a monthly basis thereafter. Either party may terminate the agreement by providing 30 days' written notice. The Company anticipates that Apollo will begin providing investor relations services to the Company on or about April 10, 2023.

Apollo provides investor communications and is based out of Victoria, British Columbia which provides email marketing, investor outreach, content creation and live events. Apollo is owned by several principals based in Victoria, Vancouver and Toronto. To the knowledge of the Company, and at the time of entry into the agreement, no principal of Apollo held any securities in the Company. Both Apollo and its principals are arm's length to the Company.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

April 13, 2023